EXHIBIT 99.1

Cronos Group Inc. Shareholders Approve C$2.4 Billion Strategic Investment from Altria Group, Inc.

TORONTO, Feb. 21, 2019 (GLOBE NEWSWIRE) -- Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”) announced that at a Special Meeting held today, the Company’s shareholders overwhelmingly approved the previously announced strategic investment agreement with Altria Group, Inc. (NYSE: MO) (“Altria”). Pursuant to the agreement, at closing, Altria will make an approximately C$2.4 billion equity investment in Cronos Group (the “Transaction”) on a private placement basis in exchange for common shares (the “Shares”) in the capital of the Company. Altria will also receive Warrants of Cronos Group (the “Warrants”), that if fully exercised, would provide the Company with an additional approximately C$1.4 billion of proceeds. The Shares issuable to Altria will result in Altria holding an approximately 45% ownership interest in Cronos Group (calculated on a non-diluted basis) and exercise of the Warrants would result in incremental ownership of 10% for a total potential ownership position of 55%.

“We are very pleased to have received this approval and look forward to realizing the many benefits and value creation enabled by Cronos Group’s partnership with Altria,” said Mike Gorenstein, CEO of Cronos Group. “Altria’s expertise and complementary capabilities will better position Cronos Group to support our efforts in cannabinoid innovation, as well as the creation of differentiated products and brands across medical and recreational channels and throughout our global network.

Of the approximately 40.18% of common shares represented, in person or by proxy, at the special meeting of shareholders held on February 21, 2019 to approve the Transaction (the “Meeting”) approximately 98.46% of such common shares were voted in favor of the resolution approving the Transaction. In addition, each of Altria’s nominees to the board of directors of Cronos Group (the “Board”) were elected conditional upon and effective as of the closing of the Transaction. The detailed results of the vote for the election of Altria’s nominees are set out below:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Kevin C. Crosthwaite Jr.	67,382,899	93.82%	4,437,616	6.18%
Bronwen Evans	70,915,464	98.74%	904,051	1.26%
Murray R. Garnick	67,382,289	93.82%	4,438,226	6.18%
Bruce A. Gates	67,384,686	93.82%	4,435,829	6.18%

Upon the closing of the Transaction, the Company’s Board will be reconstituted to consist of Jason Adler, Kevin C. Crosthwaite Jr., Bronwen Evans, Murray R. Garnick and Bruce A. Gates, Mike Gorenstein and James Rudyk.

Subject to the satisfaction or waiver of all the conditions to the Transaction, including the receipt of approval under the Investment Canada Act, the Transaction is expected to be completed by the end of March 2019.

Details of the voting results of the Meeting will be filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Cronos Group

Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across five continents. Cronos Group operates two wholly-owned Canadian licensed producers: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. Cronos Group has multiple international production and distribution platforms across five continents. Cronos Group intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

About Altria
Altria's wholly-owned subsidiaries include Philip Morris USA Inc., U.S. Smokeless Tobacco Company LLC, John Middleton Co., Sherman Group Holdings, LLC and its subsidiaries, Nu Mark LLC, Ste. Michelle Wine Estates Ltd. (Ste. Michelle) and Philip Morris Capital Corporation. Altria holds an equity investment in Anheuser-Busch InBev SA/NV (AB InBev).

The brand portfolios of Altria's tobacco operating companies include Marlboro®, Black & Mild®, Copenhagen®, Skoal®, VERVE®, MarkTen® and Green Smoke®. Ste. Michelle produces and markets premium wines sold under various labels, including Chateau Ste. Michelle®, Columbia Crest®, 14 Hands® and Stag's Leap Wine Cellars™, and it imports and markets Antinori®, Champagne Nicolas Feuillatte™, Torres® and Villa Maria Estate™ products in the United States. Trademarks and service marks related to Altria referenced in this release are the property of Altria or its subsidiaries or are used with permission. More information about Altria is available at altria.com and on the Altria Investor app.

Take a closer look at Altria and its companies on altria.com.

Follow Altria on Twitter at @AltriaNews.

Forward-Looking Statements

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"), which are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs. All information contained herein that is not clearly historical in nature may constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe”, or other similar words, expressions, phrases, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of historical fact. Forward-looking statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management's current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for any other purpose. Some of the forward-looking statements contained in this press release, include, but are not limited to, statements with respect to: the timing and completion of the Transaction; obtaining the applicable government and regulatory approvals of the Transaction; the anticipated benefits of the Transaction and our strategic relationship with Altria; including, without limitation, our position in supporting cannabinoid innovation and creating differentiated products and brands across medical and recreational categories, expanding our global footprint and growing production capacity; the composition of the Board; our business and operations; our strategy for future growth; expanding our global footprint, including the timing thereof; our intention to build an international iconic brand portfolio and develop disruptive intellectual property and our ability to build an industry leading company that transforms the perception of cannabis and responsibly elevates the consumer experience. No forward-looking statement can be guaranteed and Cronos Group cannot guarantee the future statements contained herein. Forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. While we consider these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct. By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking statements in this press release. Such factors include, without limitation, those discussed in the Company's management’s discussion and analysis for the three and nine month periods ended September 30, 2018 and September 30, 2017, the Company’s annual information form for the year ended December 31, 2017, and the Management Information Circular dated December 31, 2018, all of which have been filed on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release and are based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking statements are made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by applicable law.

Cronos Contact
Anna Shlimak
(416) 504-0004
investor.relations@thecronosgroup.com